CHINA PROPERTIES DEVELOPMENTS, INC.
89 Chang’an Middle Road
Yangming International Tower
26/27 Flrs.
Xi’an, China 710061

March 19, 2007

Joshua S. Forgione
Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, DC 20549

Mail Stop 4561

               Re:   China Properties Developments, Inc.
                       Form 10-KSB for Fiscal Year Ended December 31, 2005
                       Filed April 17, 2006 File No. 0-50637

Dear Mr. Forgione:

Thank you for your letter dated November 13, 2006 concerning the Company’s filings with SEC. Below please find responses to the comments made in your November 13, 2006 letter. For your convenience, we have also included in this letter, in italicized text, the full text of each of the comments contained in your November 13, 2006 letter.  We will await filing the amendment to the Form 10-KSB for the year ended December 31, 2005 and Form 10-QSB for the quarter ended March 31, 2006 until your office has had a chance to review our responses and advise us accordingly.  References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB/A filed October 5, 2006 Financial Statements

Independent Auditor's Report, page F-2

1.	The auditors report does not appear to include a conforming signature, preceded by the /s/ designation, as required by Rule 302 of Regulation S-T. Please confirm to us that you obtained a manually signed audit report at the time of electronic filing in accordance with Rule 302 of Regulation S-T.

Our auditor will confirm its signature by preceding the /s/ designation as following:

“

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITOR'S REPORT

Board of Directors
China Properties Developments, Inc.

We have audited the accompanying consolidated balance sheet of China Properties Developments, Inc. as of December 31, 2005 and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the years in the two years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the accompanying consolidated balance sheet as of December 31, 2005, and the related consolidated statements of operations, cash flows, and shareholders' equity for the years ended December 31, 2005 and December 31, 2004 have been restated.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of China Properties Developments, Inc. as of December 31, 2005 and the results of its operations and its cash flows for each of the years in the two years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Kempisty & Company
Kempisty & Company
Certified Public Accountants PC
New York, New York
March 13, 2006 (Except for Note 1, August 24, 2006)”

Consolidated Statement of Operations, page F.-4

2.	Please tell us how the $301 Other Comprehensive Income (Loss) reported here relates to the $(72,167) reported in the Consolidated Statements of Changes in Shareholders' Equity at page F-5. Since it appears that 2005 was the first year in which you experienced effects from foreign currency conversion based on the information at page F-5 and your disclosure in Note 3 at page F-15, we do not understand why these amounts differ from one another.

The $301 is the variance of other comprehensive income (loss) between December 31, 2005 and September 30, 2005. We will correct our income statements as following:

“

CHINA PROPERTIES DEVELOPMENTS, INC.
(Formerly Bangla Property Management, Inc.) and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Year Ended
	December 31,
	2005	2004
	(Restated)	(Restated)
Revenues
Sales of condominium units
and office space in Yangming Building	$4,510,328	$-
Cost of sales	3,382,746	-

Gross Profit	1,127,582	-

Rental Income	218,289	225,567

Operating Expenses
Sales Taxes	275,393	44,183
Selling expenses	28,185	86,210
Depreciation	176,996	201,734
Professional fees	49,492	-

Bad debt expense	147	381,479
General and administrative	396,507	429,147

Total Operating Expenses	926,720	1,142,753

Income (Loss) from Operation	419,151	(917,186)

Other Income (Expense)	978	-

Income (Loss) before provision
for Income Tax	420,129	(917,186)

Provision for Income Tax	-	-

Income before Minority Interest	420,129	(917,186)

Minority Interest	-	-

Net Income	420,129	(917,186)

Other Comprehensive Income (Loss)
Effects of Foreign Currency Conversion	(72,167)	-

Comprehensive Income (Loss)	$347,962	$(917,186)
	=============	=============

Basic and fully diluted earnings (loss) per share	$0.02	$(0.05)

Weighted average shares outstanding	17,325,000	17,325,000
	=============	=============

See Notes to Financial Statements.
4”

Note 3 – Significant Accountina Policies

Capitalized Interest Cost, page F-12

3.	We have reviewed your response to prior comment 6 and reissue our prior comment, in part. Please revise to disclose the amount of total interest cost incurred, capitalized and expensed and where such amounts are presented in each period presented in your financial statements. In addition, as it relates to the capitalized interest on the Jiahui building, if you have evaluated this error and have concluded that such error has a material impact on your historical financial statements, you should restate your financial statements accordingly. Please advise.

We will respond to this comment in a supplemental letter as soon as possible.  We expect such will also be addressed in the audited financial statements to be included in the Form 10-KSB for the year ended December 31, 2006.

Item 8A. Controls and Procedures, page 38
4.	We note that you made significant revisions to your financial statements and disclosures in response to our comments. In light of these revisions, please revise your disclosure to discuss the factors considered in reaching your conclusion that your disclosure controls and procedures were still effective as of December 31, 2005. Also provide us, and revise to disclose, the same information with regard to your conclusion as to the effectiveness of disclosure controls and procedures as of March 31, 2006 in your Form 10-QSB/A for that period.

We will amend our Form 10-KSB to disclose the following in Item 8A. Controls and Procedures, in place of the disclosure currently appearing therein:

            “Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2005, these disclosure controls and procedures were not effective to ensure that all information required to  be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.  There were several material adjustments proposed by the Company’s auditors primarily resulting from comments received from the staff of the Securities and Exchange Commission.  We are in the process of improving our internal control over financial reporting in an effort to remediate these deficiencies through improved supervision and training of our accounting staff.  These deficiencies have been disclosed to our Board of Directors. We believe that this effort is sufficient to fully remedy these deficiencies and we are continuing our efforts to improve and strengthen our control processes and procedures.  Our Chief Financial Officer and directors will continue to work with our auditors and other outside advisors to ensure that our controls and procedures are adequate and effective.

            There have been no changes in internal control over financial reporting that occurred during the fiscal year covered by this report that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.”

In addition, the Company will amend its Form 10-QSB for the quarter ended March 31, 2006 to disclose the following in Item 3.  Controls and Procedures, in place of the disclosure currently appearing therein:

            “Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2006, these disclosure controls and procedures were not effective to ensure that all information required to  be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rule and forms; and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.  There were several material adjustments proposed by the Company’s auditors primarily resulting from comments received from the staff of the Securities and Exchange Commission.  We are in the process of improving our internal control over financial reporting in an effort to remediate these deficiencies through improved supervision and training of our accounting staff.  These deficiencies have been disclosed to our Board of Directors. We believe that this effort is sufficient to fully remedy these deficiencies and we are continuing our efforts to improve and strengthen our control processes and procedures.  Our Chief Financial Officer and directors will continue to work with our auditors and other outside advisors to ensure that our controls and procedures are adequate and effective.

            There have been no changes in internal control over financial reporting that occurred during the fiscal quarter covered by this report that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting.”

Should you have any further questions or comments, please contact Steven Lou, our Chief Financial Officer, at our offices, or our counsel, David M. Kaye (Tel: 973-443-0600, Fax: 973-443-0609).

Thank you for your assistance.

Very truly yours,

CHINA PROPERTIES DEVELOPMENTS, INC.

/s/  Ping’an Wu
Ping’an Wu
Chief Executive Officer

/s/  Shuo (Steven) Lou
Shuo (Steven) Lou
Chief Financial Officer